Via EDGAR and Facsimile

February 19, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Daniel L. Gordon, Branch Chief
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:    Consolidated-Tomoka Land Co.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009
Schedule 14A filed April 22, 2009
File No. 1-11350

Dear Mr. Gordon:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 28, 2010 (the “Comment Letter”) regarding the above-referenced filings by Consolidated-Tomoka Land Co. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Income Properties, Page 5

1.
We note your response to comments 1 and 2 in our letter dated November 30, 2009.  Please tell us the average occupancy rates expressed as a percentage and the average effective annual rental per square foot for each of your income properties for the last five years.  Please confirm that you will include similar disclosure in future filings.

Response

As to the specific information requested and clarified by a telephone conversation with Erin Martin of your office, the aggregate average rent per square foot over the years 2004-2008 was $17.72.   We will include similar disclosure in future filings and advise in writing when properties are less than 100% occupied.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 19, 2010

_______________________________________________

Note 6, Notes Receivable, Page 10

2.
We note your response to comment 6 in our letter dated November 30, 2009.  Please tell us how you determined the fair value of the collateral supporting the impaired notes receivable as of June 30, and September 30, 2009.  It would appear that if the fair value of the collateral exceeded the amount of the notes receivable that the debtor could have sold the land and paid the outstanding notes receivable.

Response

As stated in our letter dated December 14, 2009 in response to note 6 of your letter dated November 30, 2009, in measuring for impairment of a loan, we evaluated the fair value of property collateralizing the loan based on our knowledge of the Daytona Beach real estate market, as the largest landowner in this area.  Subsequent to our December 14, 2009 letter, we obtained appraisals for the properties foreclosed in August 2009 and November 2009.  Both appraisals reflected current values that support the recorded book values.

Sales efforts by the debtors of the properties are unknown to us; however, both parties were insolvent, and foreclosure was a convenient disposal of the debt.  In addition, the current real estate market, financing restrictions and the economy do not lend themselves to an efficient buy/sell environment.

Definitive Proxy Statement filed April 22, 2009

Stock Option Compensation, page 27

3.
We note your response to comment 9 in our letter dated November 30, 2009.  Please describe in more detail why the compensation committee made the awards that it did.  For example, please describe what specific aspects of Messrs. McMunn and Teeters’s performance were taken into consideration.  Furthermore, please provide more disclosure about the other information taken into consideration, such as the peer group comparisons and data from compensation experts.  Tell us how you plan to comply and confirm that you will provide similar disclosure in future filings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 19, 2010

_______________________________________________

Response

To promote long-term objectives and maximization of shareholder value, stock option compensation awards are targeted at employees who are in a position to make a contribution to our long-term success, and retention is, therefore, a significant Company goal.  Accordingly, the Compensation Committee’s evaluation of individual performance for award consideration takes into account the recipients recent record of achievement and ability to positively affect long-term shareholder value.  Key factors considered in Mr. McMunn’s stock option award were: (1) the importance of his experience and real estate industry knowledge which continued to steer the Company through the substantial economic and real estate downturn and was recognized by his election to the position of Chairman of the Board in April 2008; (2) his strategic planning and management of the ongoing conversion of agricultural lands into hay production (770 acres impacted in 2008), which retains and enhances current and long-term land values; (3) his ongoing efforts to protect Company lands from unfavorable land use designations, including successful removal of acreage from an ECO (Economic Corridor Overlay) designation for environmentally sensitive lands, which would limit future land use and value; and (4) his leadership positions in local, regional, and statewide organizations that monitor and influence regulation and legislation impacting long-term real estate use.

Key factors considered in Mr. Teeters’ stock option award were:  (1) the importance of his experience and real estate industry knowledge, which continues to steer the Company through the substantial economic and real estate downturn; (2) his successful management and approval of two comprehensive land use changes and a rezoning within the City of Daytona Beach, collectively revising the land use on approximately 200 acres from agricultural and residential to higher value industrial and office designations; (3) his completing a major long-term lease with an anchor tenant for a “Class A” office building, which then commenced construction in July 2008; (4) his completed acquisition of a Harris Teeter Supermarket including negotiating a long-term triple-net lease; and (5) his participation in ongoing efforts to protect Company lands from unfavorable land use designations including successful removal of valuable acreage from an ECO (Environmental Corridor Overlay) designation for environmentally sensitive lands, which would limit future land use and value.  The Committee believes that Mr. Mc Munn and Mr. Teeters have the skill, knowledge and proven ability to positively impact company profitability and long-term share price.

The Compensation Committee used a combination of (1) historic grant information (2) comparative compensation data from independent compensation experts for companies of comparable revenues and (3) comparative data of our seven designated peer companies’ compensation practices (collectively, the “Comparative Groups”). The Committee focused on the median compensation levels of the Comparative Groups for its comparative analysis. The Committee also took into consideration that the Company’s EPS performance compared to its seven designated peer companies was in the top quartile. The Committee compared the competitiveness of total compensation, as well as the competitiveness of each major component of compensation and the mix of those components with that of the Comparative Groups. The economic value of each option was calculated based on Black-Scholes methodology.  No precise formula was used in the determination of the stock option grants but rather the grants were based on their overall competitiveness taking into account all of the foregoing factors. It was the determination of the Committee and full Board that Mr. McMunn’s and Mr. Teeters’ individual performance, and that of the Company during an extremely difficult economic year was outstanding, and that it was in the best interest of the Company and its shareholders to provide a competitive long term equity grant that would incentivize each of them to remain with the company and to increase the share price over the vesting period.

We confirm that the Company will provide a more detailed disclosure similar to the preceding in future filings.

*   *   *   *

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 19, 2010

_______________________________________________

    The undersigned, in response to the request contained in the Comment Letter and on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please address any comments or questions with respect to the foregoing to Bruce W. Teeters, Senior Vice President-Finance and Treasurer, or in his absence me at (386) 274-2202.

Sincerely,

CONSOLIDATED-TOMOKA LAND CO.

By: /s/ William H. McMunn
William H. McMunn
President and Chief Executive Officer